Chase Packaging Corporation

July 18, 2008

Via Facsimile

and Via EDGAR

Ms. Tia Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C.  20549-7010

Re:	Chase Packaging Corporation
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed March 31, 2008
File No. 000-21609

Dear Ms. Jenkins,

This letter provides the response of Chase Packaging Corporation (“the Company”) to the comments from the staff of the Securities and Exchange Commission regarding the Company’s Form 10-KSB for fiscal year ended December 31, 2007 contained in your letter dated July 14, 2008.  For your convenience, we have included your comment in bold type along with our responses.

Item 8A – Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 18

1.

We reviewed your response in our prior comment one, noting that you do not deem the disclosed deficiency in your controls as a material weakness. Please revise your disclosure to explicitly clarify this assertion (i.e. the disclosed deficiency does not rise to the level of a material weakness).

Response:  The response to this question is included with our response to Question No. 2 below.

636 River Road • P. O. Box 6199 • Fair Haven, NJ 07704 • Phone: (732) 741-1500 • Fax: (732) 741-1925

2.

In connection with the comment above, we note you continue to qualify your assessment with the “subject to the above qualification” language.  Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your management on the effectiveness of your internal control over financial reporting.

Response:  The disclosure contained in paragraph (b) to Item 8A relating to segregation of duties was ambiguous in the sense that it did not make clear that the situation involved did not rise to the level of a “material weakness.”  We propose to address the staff’s comment by amending Item 8A of the Company’s Form 10-KSB in its entirety as follows (which item has been marked to reflect changes from the original Form 10-KSB filing):

ITEM 8A.  CONTROLS AND PROCEDURES.

(a) Evaluation of Disclosure Controls and Procedures.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Act of 1934, as of the end of the period covered by this report.  Based on this evaluation, our principal executive officer and principal financial officer concluded that, as of the period covered by this report, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be included in our Securities and Exchange Commission (“SEC”) reports is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

(b) Changes in Internal Controls over Financial Reporting.

In connection with the evaluation required by paragraph (d) of Rule 13a-15 under the Exchange Act, there was no change identified in our internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed by, or under the supervision of, the ~~chief~~ principal executive officer, ~~and chief~~ principal financial officer, and the Company’s vice president, ~~effected by our Board of Directors, management and other personnel,~~ to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our evaluation of internal control over financial reporting includes using the COSO framework, an integrated framework for the evaluation of internal controls issued by the Committee of Sponsoring Organizations of the Treadway Commission, to identify the risks and control objectives related to the evaluation of our control environment.  As a development stage company with no revenues and limited operations, we have only one employee who performs all of the ~~accounting functions. While our chief executive officer reviews all of this employee’s work product, it still represents a deficiency in that there is no segregation of duties. Management believes that at the present time, there is no reason to hire additional accounting personnel.~~financial and bookkeeping activities.  However, the Company overcomes this deficiency by using an alternative control of having the financial and bookkeeping activities of this single employee overseen by the Company’s principal executive officer and/or the Company’s vice president.

Even if it were to be determined that the alternative control referred to in the preceding paragraph was not fully effective to overcome such deficiency, management is confident in its conclusion that such matter does not rise to the level of a “material weakness” which is defined by the SEC as “a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis.”  Especially in view of the fact that the primary activities of this sole employee consist only of writing approximately five to ten checks each month on the Company’s bank account and making this information available for purposes of preparation of financial statements and SEC reports, the oversight of this sole employee’s limited activities by senior officers is deemed effective in preventing any material misstatement of the Company’s annual or interim financial statements.

~~Subject to the above qualification, our~~ Our management has concluded that our internal control over financial reporting was effective as of December 31, 2007.

This annual report does not include an attestation report of the company~~’~~'s registered public accounting firm regarding internal control over financial reporting.  Management~~’~~'s report was not subject to attestation by the Company~~’~~'s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management~~’~~'s report in this annual report.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is responsive to your comments.  Upon receipt of confirmation from the staff that our response included in this letter sufficiently addresses the staff’s comments, we will file an amendment to our Form 10-KSB.  If you have any questions with respect to the foregoing, please contact me at (732) 741-1500.

Sincerely,

/s/ Allen T. McInnes
Allen T. McInnes
Chairman, President and Treasurer